Exhibit 99.1

Almonty Completes Phase 1 of Sangdong Tungsten Mine in South Korea

Sangdong Returns to Production After More Than 30 Years, Designed to Supply Approximately 40% of Western Tungsten Demand at Full Capacity

TORONTO – March 16, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced the completion of Phase 1 commissioning at its Sangdong Tungsten Mine in Gangwon Province, South Korea –marking the return to production after more than 30 years.

Phase 1 of the Sangdong Mine is now commissioned and producing, with the processing plant designed to handle approximately 640,000 tonnes of ore annually, yielding roughly 2,300 tonnes of tungsten concentrate per year. A planned Phase 2 expansion, expected to come online in 2027, is designed to increase processing capacity to approximately 1.2 million tonnes of ore annually, doubling tungsten output to roughly 4,600 tonnes per year. At full capacity, Sangdong is expected to supply ~40% of global tungsten demand outside China.

On March 17, 2026, at 10;00 a.m. local South Korean time, Lewis Black, President and CEO of Almonty, will host a formal commissioning ceremony at the Company’s Sangdong Tungsten Mine marking the completion of development and the transition of the project toward commercial operation. The Company is expecting the ceremony to be attended by over 200 political figures from all branches of the South Korean Government as well as various representatives from the U.S. embassy in Seoul.

The Sangdong Mine was historically one of the world’s largest tungsten producers before operations were suspended in the early 1990s following a prolonged downturn in commodity prices. Since acquiring the project in 2015, Almonty has invested more than $100 million to redevelop the site as a modern underground mining operation with a newly constructed processing plant. The redevelopment includes approximately four kilometers of underground tunnel development, a mineral processing plant equipped with SAG and ball mills supplied by Metso, and advanced operational monitoring systems.

Sangdong has an expected mine life exceeding 45 years and an average ore grade of approximately 0.51% tungsten trioxide (WO₃), roughly three times the global average. The project was developed in accordance with the Equator Principles and is located in the Republic of South Korea, a mature democracy and close strategic ally of the United States.

Management Commentary

Lewis Black, Chairman, President & CEO of Almonty, commented: “The completion of Phase 1 at the Sangdong Tungsten Mine marks the culmination of more than a decade of investment and development. This is a significant milestone in the effort by the United States and its allies to diversify supply chains for critical minerals away from China, which currently produces approximately 88% of the world’s tungsten supply. With commissioning now complete, our focus turns to optimizing throughput and advancing toward full commercial production.

“Looking ahead, the Phase 2 expansion and the development of our tungsten oxide facility and the adjacent Sangdong Molybdenum deposit will form the foundation of what we refer to as the ‘Korean Trinity’ – a fully integrated strategic-mineral value chain that positions South Korea as a global hub for the production, refining, and upgrading of tungsten. This will directly support U.S. defense procurement requirements mandating non-China tungsten sourcing after 2027 and significantly enhance resource security for the U.S. and its allies.”

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the successful commissioning of the Sangdong Tungsten Mine processing plant, the expected timing and capacity of commercial production, the development of the Sangdong Tungsten Mine’s Phase 2 expansion, the development of Almonty’s tungsten oxide facility and the adjacent Sangdong Molybdenum deposit, and the expected impact of tungsten market trends on the Company’s operations.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the successful commissioning of the Sangdong Tungsten Mine processing plant, the expected timing and capacity of commercial production, the development of the Sangdong Tungsten Mine’s Phase 2 expansion, the development of Almonty’s tungsten oxide facility and the adjacent Sangdong Molybdenum deposit, and the expected impact of tungsten market trends on the Company’s operations.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the identified in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.